



Apollo
HOSPITALS
TOUCHING LIVES

AHEL / SEC / SHARES / 2010

7th April, 2010

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N. W.
Washington, D. C.
20549-0302

Dear Sir,

Sub : Information submitted under Rule 12g3-2(b)
Ref : Apollo Hospitals Enterprise Limited - File No.82-34893

With reference to above, please find enclosed the following :-

(i) Distribution of Shareholding for the quarter ended 31st March 2010.

(ii) List of persons/entities holding more than 1% of the share capital.

(iii) Compliance Report on Corporate Governance for the quarter ended 31st March 2010.

Please note that the above details (i) & (ii) are being posted in our website.

Kindly acknowledge receipt.

Thanking you,

For APOLLO HOSPITALS ENTERPRISE LIMITED

L. LAKSHMI NARAYANA REDDY
GENERAL MANAGER – SECRETARIAL

IS/ISO 9001:2000

APOLLO HOSPITALS ENTERPRISE LIMITED
General Office : "Ali Towers", IIIrd Floor, #55, Greams Road, Chennai - 600 006. Tel : 044 - 28290956, 28293896, 2829 3333
Extn : 6681, Telefax : 044 - 2829 0956 E-mail : apolloshares@vsnl.net Website : www.apollohospitals.com
Regd. Off. : 19, Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028.

(I) (a) Statement Showing Shareholding Pattern

Name of the Company : Apollo Hospitals Enterprise Limited

Scrip Code : APOLLOHOSP

Quarter Ended : 31-Mar-2010

Category code	Category of Shareholder	Number of Shareholders	Total number of shares	Number of shares held in dematerialized form	Total shareholding as a percentage of total number of shares		Shares Pledged or otherwise encumbered	
					As a percentage of(A+B)[1]	As a percentage of (A+B+C)	Number of shares	As a percentage
(I)	(II)	(III)	(IV)	(V)	(VI)	(VII)	(VIII)	(IX)=(VIII)/(IV)*100
(A)	Shareholding of Promoter and Promoter Group[2]							
1	Indian							
(a)	Individuals/ Hindu Undivided Family	32	11,773,157	10,066,884	20.61	19.06	5,611,086	47.66
(b)	Central Government/ State Government(s)				0.00	0.00		
(c)	Bodies Corporate	4	8,950,762	8,935,162	15.67	14.49	7,419,000	82.89
(d)	Financial Institutions/ Banks				0.00	0.00		
(e)	Any Others(Specify)				0.00	0.00		
(e-i)					0.00	0.00		
(e-ii)					0.00	0.00		
	Sub Total(A)(1)	36	20,723,919	19,002,046	36.28	33.54	13,030,086	62.87
2	Foreign							
a	Individuals (Non-Residents Individuals/ Foreign Individuals)				0.00	0.00		
b	Bodies Corporate				0.00	0.00		
c	Institutions				0.00	0.00		
d	Any Others(Specify)				0.00	0.00		
d-i					0.00	0.00		
d-ii					0.00	0.00		
	Sub Total(A)(2)	0	0	0	0.00	0.00	0.00	0.00
	Total Shareholding of Promoter and Promoter Group (A)= (A)(1)+(A)(2)	36	20,723,919	19,002,046	36.28	33.54	13,030,086	62.87

Category code (I)	Category of Shareholder (II)	Number of Shareholders (III)	Total number of shares (IV)	Number of shares held in dematerialized form (V)	Total shareholding as a percentage of total number of shares		Shares Pledged or otherwise encumbered	
					As a percentage of(A+B)[1] (VI)	As a percentage of (A+B+C) (VII)	Number of shares (VIII)	As a percentage (IX)=(VIII)/(IV)*100
(B)	Public shareholding						NA	NA
1	Institutions						NA	NA
(a)	Mutual Funds/ UTI	14	372,386	371,386	0.65	0.60		
(b)	Financial Institutions / Banks	10	4,768	2,820	0.01	0.01		
(c)	Central Government/ State Government(s)	1	161,854	161,854	0.28	0.26		
(d)	Venture Capital Funds				0.00	0.00		
(e)	Insurance Companies	5	1,744,892	1,744,892	3.05	2.82		
(f)	Foreign Institutional Investors	66	14,785,898	14,785,898	25.88	23.93		
(g)	Foreign Venture Capital Investors				0.00	0.00		
(h)	Any Other (specify)				0.00	0.00		
	Sub-Total (B)(1)	96	17,069,798	17,066,850	29.88	27.63		
B 2	Non-institutions						NA	NA
(a)	Bodies Corporate	550	780,317	760,640	1.37	1.26		
(b)	Individuals							
I	Individuals -i. Individual shareholders holding nominal share capital up to Rs 1 lakh	26,336	3,872,620	2,178,416	6.78	6.27		
II	ii. Individual shareholders holding nominal share capital in excess of Rs. 1 lakh.	13	206,230	135,905	0.36	0.33		
(c)	Any Other (specify)							
(c-i)	Trusts	13	58,985	130	0.10	0.10		
(c-ii)	Directors & their Relatives	8	53,103	53,053	0.09	0.09		
(c-iii)	Non Resident Indians	964	1,006,501	190,443	1.76	1.63		
(c-iv)	Overseas Corporate Bodies	1	79,339	79,339	0.14	0.13		
(c-v)	Clearing Member	91	14,963	14,963	0.03	0.02		
(c-vi)	Hindu Undivided Familes	281	66,865	66,865	0.12	0.11		
(c-vii)	Foreign Corporate Bodies	4	13,189,219	13,189,219	23.09	21.35		
	Sub-Total (B)(2)	28,261	19,328,142	16,668,973	33.84	31.28		
(B)	Total Public Shareholding (B)= (B)(1)+(B)(2)	28,357	36,397,940	33,735,823	63.72	58.91	NA	NA
	TOTAL (A)+(B)	28,393	57,121,859	52,737,869	100	92.45		

Category code	Category of Shareholder	Number of Shareholders	Total number of shares	Number of shares held in dematerialized form	Total shareholding as a percentage of total number of shares		Shares Pledged or otherwise encumbered	
					As a percentage of(A+B)[1]	As a percentage of (A+B+C)	Number of shares	As a percentage
(I)	(II)	(III)	(IV)	(V)	(VI)	(VII)	(VIII)	(IX)=(VIII)/(IV)*100
(C)	Shares held by Custodians and against which Depository Receipts have been issued	1	4,663,000	4,663,000	NA	7.55	NA	NA
	GRAND TOTAL (A)+(B)+(C)	28,394	61,784,859	57,400,869	NA	100		

for Apollo Hospitals Enterprise Limited

S.K. Venkataraman
Chief Financial Officer & Company Secretary

31-Mar-2010

(I)(b) Statement showing Shareholding of persons belonging to the category "Promoter and Promoter Group"

Sr. No.	Name of the shareholder	Total shares held		Shares pledged or otherwise encumbered		
		Number	As a % of grand total (A)+(B)+(C)	Number	As a percentage	As a % of grand total (A)+(B)+(C) of sub-clause (I)(a)
(I)	(II)	(III)	(IV)	(V)	(VI)=(V)/(III)*100	(VII)
1	Dr. Prathap C Reddy	1,579,650	2.56	0	0.00	0.00
2	Ms. Sucharitha P Reddy	1,370,839	2.22	150,000	10.94	0.24
3	Ms. Preetha Reddy	1,683,270	2.72	1,680,000	99.81	2.72
4	Ms. Suneeta Reddy	1,500,795	2.43	1,497,000	99.75	2.42
5	Ms. Shobana Khamineni	1,094,976	1.77	1,079,086	98.55	1.75
6	Ms. Sangita Reddy	2,486,254	4.02	930,000	37.41	1.51
7	Mr. Karthik Anand	110,300	0.18	0	0.00	0.00
8	Mr. Harshad Reddy	105,100	0.17	0	0.00	0.00
9	Ms. Sindhoori Reddy	258,800	0.42	245,000	94.67	0.40
10	Mr. Adithya Reddy	105,100	0.17	30,000	28.54	0.05
11	Ms. Upsana Kamineni	133,638	0.22	0	0.00	0.00
12	Mr. Puvansh Kamineni	106,100	0.17	0	0.00	0.00
13	Ms. Anushpala Kamineni	129,587	0.21	0	0.00	0.00
14	Mr. Anandith Reddy	115,100	0.19	0	0.00	0.00
15	Mr. Viswajith Reddy	111,150	0.18	0	0.00	0.00
16	Mr. Viraj Madhavan Reddy	84,112	0.14	0	0.00	0.00
17	Mr. P Obul Reddy	9,000	0.01	0	0.00	0.00
18	Mr. P Vijayakumar Reddy	666	0.00	0	0.00	0.00
19	Mr. Vishweswar Reddy	788,710	1.28	0	0.00	0.00
20	Mr. Anil Khamineni	10	0.00	0	0.00	0.00
21	PCR Investments Ltd	8,929,562	14.45	7,419,000	83.08	12.01
22	Obul Reddy Investments Ltd	5,600	0.01	0	0.00	0.00
23	Apollo Health Association	15,600	0.03	0	0.00	0.00
	TOTAL	20,723,919	33.54	13,030,086	62.87	21.09

for Apollo Hospitals Enterprise Limited

S.K. Venkataraman

S.K. Venkataraman
Chief Financial Officer & Company Secretary

31-Mar-2010

(I)(c) **Statement showing Shareholding of persons belonging to the category "Public" and holding more than 1% of the total number of shares**

Sr. No.	Name of the shareholder	Number of shares	Shares as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}
1	Apax Mauritius FDI One Limited	7,047,119	11.41
2	Bisikan Bayu Investments (Mauritius) Limited	5,500,000	8.90
3	CLSA (Mauritius) Limited	4,275,000	6.92
4	Bisikan Bayu Investments (Mauritius) Limited	2,046,930	3.31
5	Apax Partners Europe Managers Limited A/c Apax Mauritius FII Ltd	1,473,944	2.39
6	Emerging Markets Growth Fund Inc	1,222,966	1.98
7	Munchener Ruckversicherungsgesellschaft Akliengesellschaft in Munchen	1,198,690	1.94
8	LIC of India Money Plus	1,030,358	1.67
9	International Finance Corporation	642,000	1.04
	TOTAL	24,437,007	39.55

for Apollo Hospitals Enterprise Limited



S.K. Venkataraman
Chief Financial Officer & Company Secretary

31-Mar-2010

(I)(d) Statement showing details of locked-in shares

Sr. No.	Name of the shareholder	Category of Shareholders (Promoters / Public)	Number of locked-in shares	Locked-in shares as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}
1	Dr. Prathap C Reddy	Promoter	1,549,157	2.51
	TOTAL		**1,549,157**	**2.51**

for Apollo Hospitals Enterprise Limited



S.K. Venkataraman
Chief Financial Officer & Company Secretary

31-Mar-2010

(II)(a) Statement showing details of Depository Receipts (DRs)

Sr. No.	Type of Outstanding DR (ADRs, GDRs, SDRs, etc.,)	Number of outstanding DRs	Number of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}
1	GDR	4,663,000	4,663,000	7.55
	TOTAL	**4,663,000**	**4,663,000**	**7.55**

for Apollo Hospitals Enterprise Limited



S.K. Venkataraman

Chief Financial Officer & Company Secretary

31-Mar-2010

(II)(b) Statement showing Holding of Depository Receipts (DRs), where underlying shares are in excess of 1% of the total number of shares

Sr. No.	Name of the DR Holder	Type of Outstanding DR (ADRs, GDRs, SDRs, etc.,)	Number of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}
1	The Bank of New York	4,663,000	4,663,000	7.55
	TOTAL		4,663,000	7.55

for Apollo Hospitals Enterprise Limited



S.K. Venkataraman
Chief Financial Officer & Company Secretary

ANNEXURE I B

Quarterly Compliance Report on Corporate Governance

Name of the Company : **Apollo Hospitals Enterprise Limited**

Quarter ending on : **31st March 2010**

	Particulars	Clause of Listing agreement	Compliance Status Yes / No	Remarks
I	**Board of Directos**	**49 I**		
	(A) Composition of Board	49 (IA)	Yes	
	(B) Non-executive Directors' compensation & disclosures	49 (IB)	Yes	
	(C) Other provisions as to Board and Committees	49 (IC)	Yes	
	(D) Code of Conduct	49 (ID)	Yes	
II	**Audit Committee**	**49 II**		
	(A) Qualified & Independent Audit Committee	49 (IIA)	Yes	
	(B) Meeting of Audit Committee	49 (IIB)	Yes	
	(C) Powers of Audit Committee	49 (IIC)	Yes	
	(D) Role of Audit Committee	49 (IID)	Yes	
	(E) Review of Information by Audit Committee	49 (IIE)	Yes	
III	**Subsidiary Companies**	**49 III**	Yes	
IV	**Disclosures**	**49 IV**		
	(A) Basis of related party transactions	49 (IV A)	Yes	
	(B) Board Disclosures	49 (IV B)		
	(a) Disclosure of Accounting Treatment	49 (IV B)	NA	
	(b) Risk Management	49 (IV B)	Yes	
	(C) Proceeds from public issues, rights issues, preferential issues etc	49 (IV C)	Yes	
	(D) Remuneration of Directors	49 (IV D)	Yes	shall be complied in the Annual Report 2009-2010
	(E) Management	49 (IV E)	Yes	shall be complied in the Annual Report 2009-2010
	(F) Shareholders	49 (IV F)	Yes	
V	**CEO / CFO Certification**	**49 V**	Yes	shall be complied in the Annual Report 2009-2010
VI	**Report on Corporate Governance**	**49 VI**	Yes	shall be complied in the Annual Report 2009-2010
VII	**Compliance**	**49 VII**	Yes	

for Apollo Hospitals Enterprise Limited



S.K. Venkataraman
Compliance Officer